EXHIBIT 99.1
FERGUSON PLC
(the "Company")
Publication Announcement: Annual Report and Accounts 2021 and Notice of Annual General Meeting 2021
Further to the release of the Company's full year results announcement on September 28, 2021, the Company announces that it has today published its Annual Report and Accounts 2021 ("Annual Report 2021"). The Company also announces that it is today posting to shareholders the Notice of Annual General Meeting to be held on Thursday, December 2, 2021 (the "Notice"). These documents can be downloaded from the Investors and Media section of the Company’s website at www.fergusonplc.com.
In accordance with LR 9.6.1 and DTR 6.3.5(3) copies of the documents listed below have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.
•Annual Report and Accounts 2021; and
•Notice of Annual General Meeting to be held on Thursday, December 2, 2021.
The Annual General Meeting will take place at 12:30pm on Thursday, December 2, 2021 at Freshfields Bruckhaus Deringer, 100 Bishopsgate, London, EC2P 2SR, United Kingdom.
The expected timetable for the Dividend and Annual General Meeting is set out below:

DIVIDEND TIMETABLE	2021
Ordinary Shares marked ex-entitlement to the Dividend	October 28
Record date for entitlement to the Dividend	October 29 (8:00pm ET)
Latest time and date to submit pound sterling elections for the Dividend	November 12
Pound sterling Dividend value announced	November 22
Payment of the Dividend to shareholders	December 10

ANNUAL GENERAL MEETING TIMETABLE	2021
Record date for DTC beneficial owners to be eligible to vote	November 18
Latest time and date for receipt of Proxy Forms (DI holders)	November 29 (12:30pm UK time)
Record date for Depositary Interest holders to be eligible to vote	November 29 (6:00pm UK time)
Latest time and date for receipt of Proxy Forms (registered shareholders)	November 30 (12:30pm UK time)
Record date for registered shareholders to attend and vote at the AGM	November 30 (6:30pm ET)
Annual General Meeting	December 2 (12:30pm UK time)

If any of the above Annual General Meeting times and/or dates change, or if there are any changes to the arrangements for holding the Annual General Meeting in response to applicable regulations or public health guidance in relation to the COVID-19 pandemic, the revised times, dates and/or arrangements will be notified to shareholders through the Company’s website at www.fergusonplc.com by an announcement to a Regulatory Information Service (“RIS”). All definitions used in the Notice have the same meaning when used in this announcement.
Annual Report 2021
A condensed set of Ferguson plc financial statements and information on important events that have occurred during the year and their impact on the financial statements were included in the Company's final results announcement on September 28, 2021. That information together with the information set out below which is extracted from the Annual Report 2021 constitute the requirements of DTR 6.3.5 which is to be communicated via an RIS in unedited full text. This announcement is not a substitute for reading the full Annual Report 2021. Page and note references in the text below refer to page numbers in the Annual Report 2021. To view the final results announcement, visit the Company website: www.fergusonplc.com.

Extract from Annual Report 2021
Principal risks and their management
Principal risks:
A.New competitors and technology
B.Market conditions
C.Pressure on margins
D.Information technology
E.Health and safety
F.Regulations
G.Talent management and retention
The materialization of these risks could have an adverse effect on the Group’s results or financial condition. If more than one of these risks occur, the combined overall effect of such events may be compounded. The chart shows management’s assessment of material risks. Various strategies are employed to reduce these inherent risks to an acceptable level. These are summarized in the tables on the following pages. The effectiveness of these mitigation strategies can change over time, for example with the acquisition or disposal of businesses. Some of these risks remain beyond the direct control of management. The risk management program, including risk assessments, can therefore only provide reasonable but not absolute assurance that risks are managed to an acceptable level. As part of the ongoing risk management process, emerging risks were identified and assessed by the Group’s management and key stakeholders to determine the impact of such risks to the business. These emerging risks were reviewed with the Board throughout the year. Although none of these risks are deemed to be significant and are consequently not listed as one of the Group’s principal risks, they are tracked in case they evolve to become more significant. One such emerging risk is ensuring we meet new regulatory requirements and shareholder expectations on disclosure of ESG matters, including anticipated Securities & Exchange Commission rulemaking related to climate change. We also continue to closely monitor physical, transition and regulatory risks related to climate change, which are considered in our risk management process. Based on these processes and the actions being taken to manage climate risk, our review and impact assessments have concluded that this remains an emerging rather than a principal risk. Subject matter experts from the business reviewed the SASB Climate Risk Technical Bulletin issued in 2021. We have developed mitigation to better prepare the business for any relevant physical, transition or regulatory risks related to climate change, as well as a roadmap to reduce carbon emissions for internal operations and integrate climate considerations into business strategies. As more climate change research becomes available, we will continue to monitor the risks and opportunities relevant to our business. Other key emerging risks identified are geo-political uncertainty that could impact our competitiveness, maintaining our Company culture during transition of key roles to the USA, and potential share price and shareholder base volatility related to our intended relocation of our primary listing to the USA. The Group faces many other risks which, although important and subject to regular review, have been assessed as less significant and are not listed here. These include, for example, natural catastrophe and business interruption risks, labor related risks and certain financial risks. A summary of financial risks and their management is provided on page 37.

Risks to the execution of our operational strategies

A. New competitors and technology
Inherent risk level: High Trend: No change
Definition and impact
Wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost non-value added transactional business models or new technologies to aggregate demand away from incumbents.
Competitor consolidation could cause the industries in which we operate to become more competitive based on business models, technology or strategy.
The Board is attuned to both the risks and opportunities presented by these changes and is actively engaged as the Group takes action to respond.

Changes during the year
Ferguson Ventures continued to extend its network in the start-up community, increasing early visibility to new competitors and potential disruption. Partnerships and investments were made in a range of technologies and companies to improve our customers’ business processes. We also continue to invest in industry-focused venture capital funds.
In addition, Ferguson continues delivery of its omnichannel strategy to meet constantly changing customer demands and emerging digital needs as the rate of customer adoption of e-commerce tools continues to increase.

Mitigation
The Group develops and invests in new business models, including e-commerce, to respond to changing customer and consumer needs. This will allow the Group to accelerate the time to market for new revenue streams and gain insight on new disruptive technologies and trends.
The Group remains vigilant to the threats and opportunities in this space. Competitor consolidation and development of new business models in our marketplace is closely evaluated.

B. Market conditions
Inherent risk level: High Trend: No change
Definition and impact
This risk relates to the Group’s exposure to short-term macroeconomic conditions and market cycles in our sector (i.e. deflation / inflation, periodic market downturns).
Some of the factors driving market changes are beyond the Group’s control and are difficult to forecast.
Further information on the market trends can be found on pages 22, 23, 38, 39 and 46.
The Group is closely monitoring for general market change impacts in the short and medium term that may result from changes in customer behavior, product availability constraints and supply disruption caused by the COVID-19 pandemic, and for current geo-political risks.

Changes during the year
This risk is unchanged during the year notwithstanding certain unique dynamics driven by the COVID-19 operating environment and reopening of the US economy as the market experienced reduced product availability, supply chain disruption and price increases resulting from longer-term impacts of the COVID-19 pandemic.
The Group has maintained a strong balance sheet throughout the year and other measures have been taken to manage the cost base in line with forecast growth.
The Group has again tested its financial forecasts, including cash flow projections, against the impact of a severe market downturn, see pages 53 and 54.
We have also maintained higher inventory during the year utilizing our strong balance sheet to protect our customers and provide higher availability.

Mitigation
The Group cannot control market conditions but believes it has effective measures in place to respond to changes.
Ferguson continues to reinforce existing measures in place, including:
•the evolution of our business model;
•cost control, pricing and gross margin management initiatives, including a focus on customer service and productivity improvement;
•resource allocation processes; and
•capital expenditure controls and procedures.
The Group is monitoring for any business disruption due to a resurgence of COVID-19 and remains prepared to implement appropriate mitigation strategies.

C. Pressure on margins
Inherent risk level: High Trend: No change
Definition and impact
The Group’s ability to maintain attractive profit margins can be affected by a range of factors, including some that are beyond the Group’s control. These include levels of demand and competition in our markets, the arrival of new competitors with new business models, the flexibility of the Group’s cost base, changes in the cost and availability of commodities or goods purchased, inflationary pressures, product mix, customer or supplier consolidation or manufacturers shipping directly to customers.
There is a risk that the Group may not identify or respond effectively to changes in these factors. If it fails to do so, the amount of profit generated by the Group could be significantly reduced.

Changes during the year
Pressure on margins is unchanged during the year notwithstanding certain unique dynamics driven by the COVID-19 operating environment and reopening of the US economy. Product price inflation and cost increases arising from supply and transportation challenges were more than offset by strong market growth, an ability to pass through price inflation and cost controls.
While we have benefited from price inflation in the short term we continue to monitor for signs of moderation or deflation, which would present risk that we may not be able to totally mitigate.
In response, the Group has continued to manage its cost base in line with changes in expected growth rates. Customer Group performance, including margins achieved, were monitored on a monthly basis throughout the year.
Ongoing gross margin was 60 basis points ahead of last year with growth driven principally by strong demand and our ability to manage price inflation.

Mitigation
The Group’s strategy for tackling this issue remains unchanged. This includes: continuous improvements in customer service, product availability and inventory management; strict pricing controls managed with proper data and insight; and effective maintenance and management of vendor rebate programs. Revenues from e-commerce, own brand, and other growth sectors continue to increase. The Group has made acquisitions to drive further growth and expanded capabilities in 2020/21 – refer to pages 18, 160 and 161 for more information on acquisitions during the year.
The performance of each customer group is closely monitored, and corrective action taken when appropriate.
Resource allocation processes invest capital in those businesses capable of generating the best returns.

D. Information Technology (“IT”)
Inherent risk level: High Trend: Higher
Definition and impact
The Group has a clearly defined global technology strategy and roadmap. Technology systems and data are fundamental to the future growth and success of the Group. IT risks are categorized as strategic and operational.
Strategic risks are threats that could prevent execution of the IT strategic plan such as inadequate leadership, poor allocation/management of resources and/or poor execution of the organizational change of management necessary to adopt and apply new business processes.
Operational risks include business disruption resulting from system failures, fraud, criminal activity, or potential cybersecurity incidents. This includes security threats and/or failures in the ability of the organization to operate, recover and restore operations after such disruptions. While cybersecurity incidents encountered to date have resulted in minimal impact, notwithstanding increased reliance on hybrid and distributed work arrangements for many of our associates that have the flexibility to work remotely or in the office, this risk continues to persist and evolve.

Changes during the year
Under the leadership of the Chief Information Officer, the Group has continued to make progress in implementing the technology strategy and roadmap, including progressing significant upgrades to its enterprise-wide resource planning systems and other enterprise-wide IT resources. IT strategic risks are higher due to the breadth of the roadmap and are being closely monitored as we implement the global technology strategy and roadmap (see page 31). Those risks include the potential for schedule delays, cost overruns, functionality deferrals and change management disruptions to business operations.
Operational risk to IT also remains high, particularly as it relates to system failures, fraud, criminal activity, or potential cybersecurity incidents.
IT General Controls continue to be independently tested by Internal Audit and findings are reported to the Audit Committee. In addition, a team was established to provide an independent review on the status and risk to delivery of the strategic roadmap.
Briefings on the status of the Group’s IT strategic plan, and its implementation have been regularly provided to the Board, the Audit Committee and the Executive Committee throughout the year.
Regular Board, Audit Committee and Executive Committee updates on the status and execution of operational IT functions, including, but not limited to cybersecurity, are in place and delivered regularly throughout the year.

Mitigation
Business leadership continues to execute a comprehensive change management program designed to transition current business practices and norms to adopt new business capabilities.
Business Technology and Omnichannel Centers of Excellence are in place to drive organizational discipline around the prioritization of business projects to foster alignment with Ferguson’s strategic framework.
Management continues to execute an annually refined roadmap of investments in process, resource and technical defense necessary to continuously address and strengthen enterprise defenses against emerging cybersecurity threats; extending such enhancements to the overall control environment to all critical Group systems (see page 81).
Group-level compliance processes and insurance coverage, including data protection and cybersecurity liability, are in place.
Disaster recovery systems, secondary data centers, cloud redundancy and resiliency platforms, resources and processes have been implemented to support the recovery of business critical systems in the event of a major disaster or cybersecurity event. Testing of critical infrastructure and application systems is in place and has been consistently executed across the Group.

E. Health and safety
Inherent risk level: Medium Trend: No change
Definition and impact
The nature of Ferguson’s operations can expose its associates, contractors, customers, suppliers and other individuals to health and safety risks.
Certain products that we sell could pose health and safety risks.
Health and safety incidents can lead to loss of life or severe injuries.
The Group continues to take prudent steps to mitigate the risk and reduce any potential impact to health and safety.

Changes during the year
The Group’s strategic plan remains focused on the following: elimination and control of risks causing injuries and incidents; improving our safety culture; continuous education for our associates on safety, health and environmental risks and best practices. We took appropriate steps to monitor and mitigate the potential impact of the COVID-19 pandemic on our associates and customers.
The hiring and deploying of health and safety professionals in the field provides businesses with technical resources to more effectively mitigate risk. Our efforts in these areas continue to improve the overall performance of the Group – see page 48 for more information.

Mitigation
Safety is a core value driver in everything we do. Our leaders have specific roles to play and are required to actively engage with our associates in creating a healthier and safer workplace. Our performance is reported and discussed at both the Executive Committee and Board meetings.
The Group maintains a health and safety policy, with detailed minimum standards, and standard operating procedures which sets out requirements for all businesses. We have strengthened our training programs that include vehicle and driver safety to reinforce our commitment to continual improvement. Branches are audited against these standards and businesses continue to implement fundamental changes to transform our culture. For more detail see page 48.
We continue to implement protocols to protect the health and safety of our associates and customers related to the COVID-19 pandemic and have introduced an incentive program to encourage the vaccination of our associates.

F. Regulations
Inherent risk level: Medium Trend: Higher
Definition and impact
The Group’s operations are affected by various statutes, regulations and standards in the countries and markets in which it operates. The amount of such regulation and the penalties can vary.
While the Group is not engaged in a highly regulated industry, it is subject to the laws governing businesses generally, including laws relating to competition, product safety, privacy and data protection of user data, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation and other matters.
Violations of certain laws and regulations may result in significant fines and penalties and damage to the Group’s reputation.

Changes during the year
As a result of the recent registration of the Group’s shares in the United States, we are subject to additional reporting requirements of the Securities Exchange Act of 1934 (as amended), the Sarbanes-Oxley Act of 2002, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations.
Following the adoption of the California Consumer Privacy Act (“CCPA”), the procedures and controls implemented by the relevant businesses within the Group to comply with the CCPA were reviewed and improvement measures put in place. As additional privacy laws are enacted we continue to implement procedures and controls across the business to comply with all applicable laws.

Mitigation
The Group monitors the law across its markets to minimize the effects of changes and maintain compliance with all applicable laws.
The Group aligns Company-wide policies and procedures with its key compliance requirements and monitors their implementation.
Mandatory training on the Group’s Code of Conduct was deployed to all associates during the year. The Code of Conduct sets out the Group’s values and commitment to strict compliance with the various laws and regulations that apply wherever the Group operates. Briefings and awareness training on key compliance topics and requirements, trade compliance and anti-bribery / anti-corruption were also undertaken.
Further information on the Group’s ethics and compliance program can be found on pages 29 and 51.

G. Talent management and retention
Inherent risk level: Medium Trend: No change
Definition and impact
As the Group develops new business models and new ways of working, it needs to develop suitable skillsets within the organization.
Furthermore, as the Group continues to execute a number of strategic change programs including corporate migration, it is important that existing skillsets and talent are retained and that associates remain engaged through recognition, training, and communication.
Failure to do so could delay the execution of strategic change programs, result in a loss of “corporate memory” and reduce the Group’s supply of future leaders.

Changes during the year
There has been no material change in the level of associate turnover during the year, however, due to the tight labor market time to backfill positions could be extended.
Bill Brundage was appointed as Chief Financial Officer in November 2020 and Victoria Morrissey was appointed as Chief Marketing Officer in May 2021.
Talent management procedures were reviewed, our global engagement survey was relaunched, and an inclusion and diversity framework was launched during the year (see pages 28 and 29 for further information).
Associate meetings with our Employee Engagement Director of the Board were held and feedback was reported back to the Board.

Mitigation
All of the Group’s businesses have established performance management and succession planning procedures.
Reward packages for associates are designed to be market competitive and to attract and retain the best talent.
A robust individual development planning process for high-potential successors from the talent review process is aligned with our organizational strategy.
The Group continues to invest in associate development, engagement, and inclusion and diversity programs.

Related Party Transactions
The Group purchases goods and services from companies which are indirect wholly owned subsidiaries of companies which are controlled or significantly influenced by persons who are also Ferguson Non Executive Directors. In the year ended July 31, 2021, the Group purchased goods and services totaling $24 million (2020: $18 million) from and owed $nil (2020: $nil) to these companies. The goods and services are purchased on an arm’s-length basis.
The Group made a donation of $2 million (2020: $nil) to a charity which has a Board member who is a related party of the Group. As at July 31, 2021, the Group has committed to donate a further $1 million (2020: $nil) to this charity.
There are no other related party transactions requiring disclosure under IAS 24 “Related Party Disclosures” in the years ended July 31, 2021 and July 31, 2020 other than the compensation of key management personnel which is set out in note 11.

Key management personnel compensation (including Directors)	2021 $m	2020 $m
Salaries, bonuses and other short-term employee benefits	16	16
Post-employment benefits	2	1
Share-based payments	18	8
Total compensation	36	25

Further details of Directors’ remuneration and share options are set out in the Remuneration Report on pages 82 to 112.
Directors' Responsibilities Statement
This statement is repeated here solely for the purpose of complying with DTR 6.3.5. This statement relates to and is extracted from the Annual Report 2021. It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on September 28, 2021.
The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union and Article 4 of the IAS Regulation and IFRS as issued by the International Accounting Standards Board and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.
In preparing the parent company financial statements, the Directors are required to:
•select suitable accounting policies and then apply them consistently;
•make judgments and accounting estimates that are reasonable and prudent;
•state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

In preparing the Group financial statements, International Accounting Standard 1 requires that Directors:

•properly select and apply accounting policies;
•present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
•provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
•make an assessment of the Company’s ability to continue as a going concern.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors of Ferguson plc as at the date of this Annual Report and Accounts are as follows:

Geoff Drabble, Chairman
Kevin Murphy, Group Chief Executive
Bill Brundage, Group Chief Financial Officer
Alan Murray, Senior Independent Director and Non Executive Director
Kelly Baker, Non Executive Director
Tessa Bamford, Non Executive Director
Cathy Halligan, Non Executive Director
Brian May, Non Executive Director
Tom Schmitt, Non Executive Director
Nadia Shouraboura, Non Executive Director
Jacky Simmonds, Non Executive Director
Suzanne Wood, Non Executive Director

Each Director confirms that, to the best of their knowledge:
•the financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;
•the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and
•the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

For further information please contact

Graham Middlemiss
Group Company Secretary                    Tel: 0118 927 3800

About Ferguson plc
Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2021 was $22.8 billion and trading profit was $2.2 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.